Exhibit 99.1

PyroGenesis Signs Agreement with Tier One Global Aerospace Company for Qualification of Additive Manufacturing Powders

PyroGenesis’ metal powders selected based on quality, cost and production advantages of NexGen™ production line

MONTREAL, Quebec (GlobeNewswire – April 20, 2021) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY) (the “Company” or “PyroGenesis”), a high-tech company that designs, develops, manufactures and commercializes plasma atomized metal powder, environmentally friendly plasma waste-to-energy systems and clean plasma torch products, is pleased to announce the signing of a qualification agreement (the “Agreement”) with a premier global aerospace company (the “Client”) for the production of metal powders.

Under this Agreement, the Client will perform a standard qualification process typically required before a company can become an approved supplier. The process will, amongst other things, evaluate the Company’s manufacturing methods, test samples of powder for batch-to-batch consistency and determine mechanical and chemical properties. Subsequently, larger volumes of powder will be used to print test coupons to further evaluate mechanical and chemical properties. It is expected that testing with real parts under real time conditions would be in order before final acceptance. Upon passing all acceptance tests, the process will be locked down specifically for the Client, with no additional modifications permitted. Upon successful completion of the testing, PyroGenesis would expect to receive formal acceptance as an approved supplier.

The qualification process has now formally commenced, and the first powder samples are expected to be delivered within the next several weeks.

“This Agreement with one of the world’s largest aerospace companies is a very significant achievement in further validating PyroGenesis’ additive manufacturing powder offering utilizing our NexGen™ production, which provides significant cost and production advantages,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “This Agreement has been a long time in the making. The Client has visited our facilities and has evaluated our production process, and both parties have been eagerly awaiting the completion of our NexGen™ production line, which we announced earlier this week. It is important to realize that the qualification process is not only exhaustive and time-consuming, but also quite costly for this aerospace Client which we believe underscores their confidence in the added value and competitive differentiation of our offering. With the previously announced improvements now incorporated into our game-changing powder production line, we are all highly confident in our ability to meet, if not exceed, this Client’s stringent requirements. We fully expect to enter into similar agreements with other major players in the industry over the next several months.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/